

Mail Stop 3720

June 17, 2010

Mr. Robert D. Marcus
Chief Financial Officer
Time Warner Cable, Inc.
60 Columbus Circle
New York, NY 10023

   RE: Time Warner Cable, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2009
     Filed February 19, 2010

     Form 10-Q for Fiscal Quarter Ended March 31, 2010
     File No. 1-33335

Dear Mr. Marcus:

   We have reviewed your response letter dated April 29, 2010 and your filings and have the following comments. As noted in our letter dated April 15, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Note 2. Recent Accounting Standards, page 62

Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities, page 62

1. We note your response to our prior comment. Please address the following items:

- Tell us how you intend to account for the Special Dividend to be paid to the holders of the restricted stock units upon vesting and the effect it will have on your future calculations of basic earnings per share.

- Tell us how you determined the dilutive effect of the RSUs for the year ended December 31, 2009 and the quarter ended March 31, 2010. In this regard, we note at page 70 that the dilutive effect of equity awards was 1.9 million shares while the number of unvested RSUs at December 31, 2009 was 4 million.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Note 1. Description of Business, Recent Developments and Basis of Presentation, page 22

Net Income per Common Share, page 23

2. Tell us how you applied the guidance in FASB ASC 260-10-45-68B in accounting for the dividends declared on the restricted stock units during the three months ended March 31, 2010.

Please file all correspondence over EDGAR. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director